Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES TIME CHARTER CONTRACTS
FOR M/V ALCMENE WITH SWISSMARINE, M/V G. P. ZAFIRAKIS AND M/V ISMENE WITH CARGILL

ATHENS, GREECE, November 22, 2021 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with SwissMarine Pte Ltd., Singapore, for one of its Post-Panamax dry bulk vessels, the m/v Alcmene. The gross charter rate is US$17,100 per day, minus a 5% commission paid to third parties, for a time charter period until minimum December 20, 2022 up to maximum March 5, 2023. The charter is expected to commence on November 24, 2021.

The “Alcmene” is a 93,193 dwt Post-Panamax dry bulk vessel built in 2010.

The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Cargill International S.A., Geneva, for one of its Capesize dry bulk vessels, the m/v G. P. Zafirakis. The gross charter rate is US$22,750 per day, minus a 4.75% commission paid to third parties, for a period until minimum November 1, 2022 up to December 31, 2022. The charter is expected to commence on December 3, 2021. The m/v G. P. Zafirakis is currently chartered, as previously announced, to Koch Shipping Pte. Ltd., Singapore, at a gross charter rate of US$13,200 per day, minus a 5% commission paid to third parties.

The “G. P. Zafirakis” is a 179,492 dwt Capesize dry bulk vessel built in 2014.

In addition, the Company announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Cargill International S.A., Geneva, for one of its Panamax dry bulk vessels, the m/v Ismene. The gross charter rate is US$18,500 per day, minus a 4.75% commission paid to third parties, for a a time charter period until minimum December 15, 2022 up to maximum February 15, 2023. The charter is expected to commence tomorrow. The m/v Ismene is currently chartered, as previously announced, to Tongli Shipping Pte. Ltd., at a gross charter rate of US$16,500 per day, minus a 5% commission paid to third parties.

The “Ismene” is a 77,901 dwt Panamax dry bulk vessel built in 2013.

The employments of “Alcmene”, “G. P. Zafirakis” and “Ismene” are anticipated to generate approximately US$21.13 million of gross revenue for the minimum scheduled period of the time charters.

Diana Shipping Inc.’s fleet currently consists of 36 dry bulk vessels (4 Newcastlemax, 12 Capesize, 5 Post-Panamax, 5 Kamsarmax and 10 Panamax). The Company also expects to take delivery of one Kamsarmax dry bulk vessel by the end of February 2022. As of today, the combined carrying capacity of the Company’s fleet, excluding the one vessel not yet delivered, is approximately 4.6 million dwt with a weighted average age of 10.68 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.